Filed by Matria Healthcare, Inc.
Commission File No. 0-20619
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Matria Healthcare, Inc.
Commission File No. 0-20619
Dear Matria Employee:
We are pleased to announce that Matria Healthcare and Inverness Medical Innovations, Inc. have signed a definitive merger agreement. The opportunity for Matria to be acquired by Inverness provides the potential for us to substantially broaden our outreach within the disease management, productivity enhancement, maternity management, oncology and informatics market.
We are very excited that Matria and Inverness have agreed to come together and further advance Matria’s stature as the nation’s preeminent provider of health enhancement programs and services. The added value and expertise Inverness and Matria bring to each other will result in additional benefits for our clients and patients and greater capacity to serve their needs. Not only does the combination with Inverness provide us with a significant opportunity to expand the breadth and reach of the health enhancement solutions we bring to our clients, we believe that our employees will now have a far larger company that offers broader opportunities for individual career growth.
The integration of both outstanding organizations will create a combined company with more than $1 billion in annual revenues. I am very confident in saying that Inverness management believes that they are extremely fortunate to be joining forces with the best employee group in the business. Your reputation as an extremely talented and committed workforce that is known for the quality of your work and your passion for excellence, has placed Matria in the ideal position to be pursued for such an exciting opportunity.
Matria was very fortunate that we were approached by several organizations to pursue various forms of strategic combination. Inverness clearly rose to the top of the list of companies interested in Matria. I am very proud to say that the intense interest in Matria was a reflection of the outstanding work that you do and the importance and growing appreciation of the added value that our products and services bring to the healthcare industry.
Not only has Inverness chosen Matria, but Matria has also chosen Inverness as the quality organization to which we want to become a member. I am very pleased to say that we will soon be joining forces with an outstanding organization, and I am honored for Matria to be a part of their family of companies. We are also very excited about the potential to integrate
Matria with the Inverness disease/health management businesses — Alere Medical and Paradigm Health. We are confident that Matria’s headquarters office will also play a significant role in the combined operations.

During Matria’s thirty-seven year history, we have acquired more than forty different businesses and integrated all of them very successfully. I mention this fact to assure you that I know and appreciate the anxiety you must be feeling as our Company goes through this transition. You have my commitment that I will personally spend a significant amount of time tending to integration issues and ensuring this transition produces the maximum opportunities for both Matria and Inverness.
While the merger has been approved by the Board of Directors of both companies, the transaction is contingent on the approval of the Matria shareholders, on the expiration of the applicable waiting period under the Hart-Scott-Rodino Act (antitrust review) and certain other closing conditions. We expect the transaction to be finalized during the second quarter of 2008.
Until the transaction is completed, the most important thing to remember is that both companies will continue to operate independent of each other. Therefore, everything remains business as usual.
How we conduct ourselves between now and the closing date of the transaction is critical to the short and long term success of our combined company. The attached Conduct Requirements Prior To Closing have been prepared to clearly articulate the appropriate code of conduct we must all follow during the period preceding the closing.
Assessment and Integration Process
You should expect that some members of Matria’s management team will soon be visiting with members of the Inverness management group to begin the assessment and integration process. We expect to spend an extensive amount of time at the Inverness corporate headquarters, and likewise, Inverness management will spend a lot of time at our offices in order to understand everything about our business and fully understand how we approach things at Matria.
You should also expect that Inverness will soon begin to make assessments as to the best management structure for our combined company, and the people that will fill those management positions. While these assessments may be occurring during the time preceding the closing, the actual integration of our companies will not commence until the transaction is closed. I will do my utmost to see that there is a minimal amount of disruption during the assessment process.
We all recognize that a service business, such as ours, is only as good as the ongoing professional and responsive interactions we have with the participants, patients, physicians and clients we serve. Therefore, we will do everything we can to make the assessment and integration process as smooth as possible and allow you to continue to deliver undivided focus on these customers. Individuals from both management teams will be developing a transition plan to integrate the two companies into one, so that once the transaction is closed, the integration process can begin.
Buying & Selling Matria Stock
With the announcement of the definitive agreement, the general restriction for all employees not to engage in the buying and selling of Matria stock on the open market has been lifted. Only executives of the Company and those employees with inside information remain within these restrictions, and only this group of employees is now advised to not engage in the buying and selling of Matria stock on the open market. For this group of employees only, the restriction remains in effect until advised by me that the restriction has been lifted. This restriction does not apply to this group of employees’ participation in the Employee Stock Purchase Plan provided they do not sell the stock purchased through the plan until this restriction is lifted.

Communication
I am sure you have many questions about the acquisition and, in particular, what effect it will have on you. We appreciate the anxiety that these types of changes create for everyone and we want to reassure you of our sensitivity to your needs during this time. Communication is critical during these transitions. Our goal is to provide answers and information to you as they become available. During the upcoming weeks, management from both companies will communicate with you frequently and give you timely updates as events unfold. When it is appropriate to share more information, we will do so through as many channels as possible.
As you get to know more about the Inverness organization, I am certain that you will recognize the great fit that Matria has within their organization and the expanded opportunities that our combination will provide to our employees and to our clients.
Our Future
I am thrilled with the opportunity to have two gifted organizations brought together. I am extremely optimistic about the future opportunities we have in front of us. During this exciting time for our Company, please continue to focus all of your talents and energies behind our mission to be the best health enhancement organization in the country.
We are very grateful to you for your past and future dedication. On behalf of the Matria management team, thank you for all that you do for Matria and the people we serve.
Sincerely,
Parker H. “Pete” Petit
Chairman and Chief Executive Officer
Matria Healthcare, Inc.
Attachments
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Where You Can Additional Information About The Merger
      In connection with the proposed transaction, Inverness will file a registration statement on Form S-4 in connection with the proposed transaction, which will include Matria’s proxy statement and Inverness’s prospectus for the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, WHICH WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, IF AND WHEN IT BECOMES AVAILABLE. The proxy statement/prospectus and other documents which are filed by Inverness with the Securities and Exchange Commission (the “SEC”) will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made by Inverness to Inverness Medical Innovations, Inc., 51 Sawyer Road, Suite 200, Waltham, Massachusetts 02453, Attention: Investor Relations, or by directing a request when such a filing is made by Matria Healthcare, Inc.,1850 Parkway Place, Marietta, GA 30067, Attention: Secretary.
Participants in The Merger
      Matria, its directors and certain of its executive officers, as well as Inverness, its directors and certain of its executive officers, may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Matria and their respective interests in the proposed transactions will be set forth or incorporated by reference in the proxy statement/prospectus that Inverness and Matria will file with the SEC in connection with the proposed transaction. Information about the directors and executive officers of Matria is available in Matria’s proxy statement for its 2007 annual meeting of stockholders, as filed with the SEC on April 30 ,2007 and in its annual report on Form 10-K, as filed with the SEC on March 30, 2007. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.
Cautionary Note Regarding Forward-Looking Statements
This communication may contain forward-looking statements within the meaning of the federal securities laws, including statements regarding potential synergies and benefits of the proposed business combination. These statements reflect the parties’ current views with respect to future events and are based on their respective management’s current assumptions and information currently available. Actual results may differ materially due to numerous factors including, without limitation, risks associated with market and economic conditions; Inverness’ ability to consummate the acquisition, which is subject to approval by the shareholders of Matria and subject to regulatory review; the risk that the Internal Revenue Service may determine that the transaction does not qualify as a reorganization for federal income tax purposes; Inverness’ ability to integrate this and other acquisitions, particularly its health management acquisitions, and to recognize expected benefits; Inverness’ ability to consummate a joint venture for its health management business; Inverness’ ability to compete successfully in the health management sector; Inverness’ ability to continue to successfully develop and manufacture diagnostic testing products and to commercialize products; the risks and uncertainties described in Inverness’ annual report on Form 10-K, as amended, for the year ended December 31, 2006, the risks and uncertainties described in Matria’s annual report on Form 10-K for the year ended December 31, 2006 and other factors identified from time to time in its periodic filings with the Securities and Exchange Commission. Inverness and Matria undertake no obligation to update any forward-looking statements contained herein.